Filed Pursuant to Rule 424(b)(3)

Registration No. 333-291423

Prospectus Supplement No. 5

(To Prospectus dated December 15, 2025)

Terra Innovatum Global N.V.

Up to 5,475,593 Ordinary Shares Issuable Upon the Exercise of Warrants

Up to 94,804,436 Ordinary Shares

Up to 40,200,000 Ordinary Shares Issuable Upon the Mandatory Conversion of Outstanding Preferred Shares

This prospectus supplement no. 5 (this “Prospectus Supplement”) amends and supplements the prospectus dated December 15, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-291423). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on August 27, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our ordinary shares, par value €0.01 per share (“Ordinary Shares”) are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “NKLR”. On August 14, 2026, the closing price of our Ordinary Shares as reported on Nasdaq was $6.09 per share.

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on June 16, 2026 (the “Form 10-K”), beginning on page 12 of the Form 10-K.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 27, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 21, 2026

Date of Report (Date of earliest event reported)

TERRA INNOVATUM GLOBAL N.V.
(Exact Name of Registrant as Specified in its Charter)

The Netherlands	001-42901	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

Via Matteo Trenta 117, Lucca, Italy	55100
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +39 0583 55797

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value of €0.01 per share	NKLR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Employment Agreement – Katherine Williams

On August 21, 2026, Terra Innovatum Corp. (the “US Subsidiary”), a subsidiary of Terra Innovatum Global N.V. (the “Registrant”), entered into an Employment Agreement (the “Williams Employment Agreement”) with Katherine Williams (“Ms. Williams”) pursuant to which Ms. Williams will serve as Chief Financial Officer of the US Subsidiary.

 Ms. Williams’ employment under the terms of the Williams Employment Agreement will continue until the close of the annual general meeting of the Registrant held to be held in 2028, relevant for the approval of the financial statements referable to fiscal year 2027, subject to earlier termination as provided in the Williams Employment Agreement, or extension by mutual agreement. Ms. Williams will receive a base salary at the annual rate of $465,000, in addition to a one-time signing bonus of $40,000. Ms. Williams is also eligible to receive a performance-based bonus (an “MBO Bonus”) with respect to each fiscal year, which may range between 50% and 250% of the base salary depending on the form of payment and achievement of performance criteria.

In the event Ms. Williams’ employment is terminated due to death, disability, resignation for good reason, or termination without cause (each a “qualifying termination”), she will be entitled to receive severance benefits equal to one year of base salary plus the MBO Bonus calculated as if 100% of target objectives were achieved, a pro-rated MBO Bonus, continued healthcare coverage for 18 months, and accelerated vesting of retention share units and pro-rated vesting of performance share units in accordance with the applicable award agreements.

In the event of a qualifying termination in connection with a change in control (within 12 months after a change in control), Ms. Williams will be entitled to a lump sum payment equal to 18 months of base salary plus the MBO Bonus calculated as if 100% of target objectives were achieved, a pro-rated MBO Bonus, continued healthcare coverage for 18 months, reimbursement of outplacement services expenses up to $30,000, and accelerated vesting of equity awards in accordance with the applicable award agreements.

 The foregoing is only a brief summary of the terms of the Williams Employment Agreement and is qualified in its entirety by reference to the Williams Employment Agreement which is filed as Exhibit 10.1 and incorporated herein by reference.

Directorship Agreement – Katherine Williams

On August 21, 2026, the Registrant entered into a Directorship Agreement (the “Williams Directorship Agreement”) with Ms. Williams pursuant to which Ms. Williams was appointed as an executive director of the Registrant to cover the role of Chief Financial Officer.

The Williams Directorship Agreement provides for a term until after the close of the annual general meeting of the Registrant to be held in 2028, relevant for the approval of the financial statements referable to fiscal year 2027. Ms. Williams will receive fixed annual compensation of EUR 200,000 gross for the Office, which will be transferred by the Registrant directly to the US Subsidiary and will not be paid to Ms. Williams.

The Williams Directorship Agreement may be terminated by Ms. Williams with 30 days’ written notice, or by the Registrant in accordance with its articles of association and the Dutch Civil Code. The Registrant may terminate the Williams Directorship Agreement with immediate effect for just cause of removal, and Ms. Williams may terminate with immediate effect for just cause of resignation, as such terms are defined in the Williams Directorship Agreement.

The foregoing is only a brief summary of the terms of the Williams Directorship Agreement and is qualified in its entirety by reference to the Williams Directorship Agreement which is filed as Exhibit 10.2 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Report.

10.1	Employment Agreement between Terra Innovatum Corp. and Katherine Williams
10.2	Directorship Agreement between Terra Innovatum Global N.V. and Katherine Williams
104*	Cover Page Interactive Data File (formatted as Inline XBRL)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 27, 2026

TERRA INNOVATUM GLOBAL N.V.

	By:	/s/ Alessandro Petruzzi
	Name:	Alessandro Petruzzi
	Title:	Chief Executive Officer

3

Exhibit 10.1

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Agreement”), dated as of March 28, 2026, between Terra Innovatum Corp. (the “Company”) and Katherine Williams (“Executive,” together with the Company, the “Parties” and, each, a “Party”).

WHEREAS, the Company desires to employ Executive, and Executive desires to accept such employment, on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, on the basis of the foregoing premises and in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

1. Employment; Title; Duties and Location. The Company hereby agrees to employ Executive, and Executive hereby accepts employment with the Company, on the terms and subject to the conditions set forth herein. During the Employment Period (as defined in Section 2 below), Executive shall serve the Company as Chief Financial Officer. Executive shall perform the duties consistent with Executive’s title and position and such other duties commensurate with such position and title as shall be specified or designated by the Company from time to time. Subject to Executive’s appointment thereto, Executive shall hold such other or additional titles and serve, during the Employment Period, in such other or additional capacities to which Executive may be appointed from time to time in the Company and any Company Affiliates (defined below) (the “Additional Assignments”), provided such Additional Assignments are consistent with Executive’s above-stated position and duties and any additional compensation with respect to such Additional Assignments shall be transferred and paid directly to the Company in exchange for Executive’s services. In furtherance of the foregoing, effective as of the date hereof, Executive is entering into that certain Directorship Agreement with Terra Innovatum Global, N.V., a parent company of the Company (“Parent”), confirming Executive’s appointment as an executive director of the Company to cover the role of Chief Financial Officer of Parent, on the terms and conditions therein (the “Directorship Agreement”). As used herein, the “Company Affiliates” means any entity, directly or indirectly, through one or more intermediaries, controlled by, in control of, or under common control with, the Company, including Parent (collectively, “Company Affiliates”). Executive may remotely perform Executive’s duties hereunder; although, from time-to-time as need to perform Executive’s duties, Executive may be required to work out of the Company’s offices and/or reasonably travel.

2. Term. Executive’s employment hereunder shall commence as of March 1, 2026 and shall continue until the close of the annual general meeting of Parent (as defined below) held in 2028 (the “Term”), subject to earlier termination as provided for in Section 6 below and the following sentence, and subject to extension if mutually agreed upon by the Parties. Unless otherwise determined by the Parties, upon the expiration of the Term, this Agreement and Executive’s employment with the Company hereunder shall be terminated and Executive shall not be entitled to any further payments or benefits, except with respect to the Accrued Obligations (as defined below). For the purposes of this Agreement, the “Employment Period” means the period of Executive’s employment hereunder (regardless of whether such period ends prior to the end of the Term and regardless of the reason for Executive’s termination of employment hereunder).

3. Compensation. During the Employment Period only (unless otherwise expressly provided for herein), Executive shall be entitled to the following compensation and benefits.

3.1 Salary. Executive shall receive a base salary (the “Base Salary”) payable in substantially equal installments in accordance with the Company’s normal payroll practices and procedures in effect from time to time and subject to applicable withholdings and deductions. Executive’s starting Base Salary shall be at the annual rate of USD $465,6001, which amount shall be converted to U.S. Dollars in a manner mutually agreed by Executive and the Company.

3.2 MBO Bonus. Executive shall be eligible to receive a performance-based bonus (an “MBO Bonus”) with respect to each fiscal year of the Company (a “Fiscal Year”) from and including the Fiscal Year ending in 2026 based on the terms and conditions hereof.

(a) Any MBO Bonus for a given Fiscal Year shall be based on the percentage of achievement of the performance criteria established by the Company for such Fiscal Year and the terms and conditions of an award agreement to be entered into separately by and between Executive and the Company (each, a “Bonus Award Agreement”).

(b) Any MBO Bonus will be between 50% and 250% of the Base Salary, as better detailed under the applicable Bonus Award Agreement. An MBO Bonus may be paid in cash, performance share units (“PSUs”) or a combination of cash and PSUs, as better detailed under the applicable Bonus Award Agreement. If paid solely in cash, an MBO Bonus will be between 50% and 100% of the Base Salary. If settled in part or in full in PSUs, an MBO Bonus will be between 100% and 250% of the Base Salary.

(c) To be eligible for an MBO Bonus, at the time such MBO Bonus is paid, Executive must be employed by the Company and not given or been given notice of termination of employment or, with respect to any fiscal year that has been completed prior to the expiration of the Term, must have been employed by the Company on the date of approval of the financial statements pertaining to such Fiscal Year, always provided and conditioned on the achievement of the established performance criteria for such MBO Bonus.

(d) Payment of the portion of any MBO Bonus settled in cash for a given Fiscal Year shall be made within thirty (30) days after the date of approval of the financial statements pertaining to such Fiscal Year.

(e) Payment of an MBO Bonus for any given Fiscal Year does not constitute a guarantee that Executive will receive an MBO Bonus in any subsequent Fiscal Year, and the amount of any prior MBO Bonus(es) shall not have any effect on the amount of any subsequent MBO Bonus.

(f) Sign-On Bonus. The Company shall pay the Employee a one-time sign-on bonus in the gross amount of USD 40,000 (Forty Thousand United States Dollars) (the “Sign-On Bonus”). The Sign-On Bonus shall be payable within thirty (30) days following the Employee’s commencement of employment with the Company, subject to applicable tax withholdings and other deductions required by law. The Sign-On Bonus is a one-time payment and shall not form part of the Employee’s base salary or other recurring compensation.

[1]	NTD: To be equal to EUR 400,000.

3.3 Benefits. Executive shall receive (i) commencing in 2027, subject to Board approval, a company car also for private use or, alternatively, if for any reason the company car cannot be assigned, a cash allowance, the value of which will be in line with the cost the Company would have borne for the assignment of a company car in accordance with the Company’s policies as in effect from time to time, if any; (ii) a mobile phone and associated sim card, as well as a personal computer in accordance with the company’s policies in force from time to time; (iii) medical expense and accident insurance coverage for both professional and non-professional related injuries or, alternatively, if for any reason the Company does not have such group insurance coverage, an allowance covering the cost borne by Executive to secure medical expense and accident insurance coverage for both professional and non-professional related injuries autonomously (the “Insurance Allowance”); (iv) a D&O insurance policy as per market standards; and (v) tax preparation and financial counselling provided that the yearly maximum amount (gross of any withholding and deductions) to be granted to Executive to cover such costs shall not exceed $20,000. Any allowance under clause (iii) above shall no longer be provided once the applicable insurance coverage is provided directly either by the Company or a Company Affiliate. Executive’s participation in any Company provided employee benefit program and perquisites shall be subject to the eligibility requirements and other terms and conditions of such programs and perquisites, and subject to the Company’s right to amend, terminate or take other action with respect to any such programs and perquisites.

3.4 Vacation and Other Paid Time Off. Executive shall be entitled to paid vacation, sick days, and any other paid time off in accordance with then current Company policy.

3.5 Required Taxes and Withholdings. The Company shall withhold from any payments made to Executive (including, without limitation, those made under this Agreement) all federal, state, local or other taxes and withholdings as shall be required pursuant to any law or governmental regulation or ruling.

4. Exclusivity and Best Efforts. During the Employment Period, Executive shall (i) in all respects conform to and comply with the lawful directions and instructions given to Executive by the Company; (ii) devote Executive’s entire business time, energy and skill to Executive’s services under this Agreement, except as provided below in this Section 4; (iii) use Executive’s best efforts to promote and serve the interests of the Company and to perform Executive’s duties and obligations hereunder in a diligent, trustworthy, businesslike, efficient and lawful manner; (iv) comply with all applicable laws and regulations, as well as the policies and practices established by the Company from time to time and made applicable to its employees generally or senior executives; (v) not engage in any other business, profession or occupation for compensation or otherwise, except as provided below in this Section 4; and (vi) not engage in any activity that, directly or indirectly, impairs or conflicts with the performance of Executive’s obligations and duties to the Company. Notwithstanding the foregoing provisions of this Section, Executive may engage in activities that would otherwise be prohibited by the terms of this Section if Executive receives prior written authorization from the Company’s Board of Directors (the “Board”) to do so. To obtain such authorization from the Board, Executive shall present, no later than sixty (60) days from the date of execution of this Agreement, a formal request to the Board to allow Executive to engage in such activities. Such request shall contain the following for each requested activity: the position, type of activities involved, volume of hours required, declaration regarding the absence of conflicts of interest, and the compensation associated with the position, if any. The Board shall at its discretion approve in writing the authorization to conduct such other activities.

5. Reimbursement for Expenses. Executive is authorized to incur reasonable expenses in the discharge of the services to be performed hereunder in accordance with the Company’s expense reimbursement policies, as the same may be modified by the Company from time to time in its sole and complete discretion (the “Reimbursement Policies”). Subject to the provisions of Section 17.2 below (Section 409A Compliance), the Company shall reimburse Executive for all such proper expenses upon presentation by Executive of itemized accounts of such expenditures in accordance with the terms of the Reimbursement Policies. Executive’s air travel for business purposes may be in business class, subject to Executive’s prior notice to the Company of such travel and the Company’s prior approval of the relevant business trip.

6. Termination.

6.1 Death. Executive’s employment shall immediately and automatically be terminated upon Executive’s death.

6.2 Disability. The Company may, subject to applicable law, terminate Executive’s employment due to a Disability by providing written notice of such termination and its effective date to Executive. For purposes of this Agreement, “Disability” means a disability that renders Executive unable, due to physical or mental incapacity, to substantially perform Executive’s duties and responsibilities hereunder for one hundred twenty (120) days out of any three hundred sixty-five (365) day period or for one hundred twenty (120) consecutive days. In the event of any question as to the existence, extent or potentiality of Executive’s Disability upon which the Company and Executive cannot agree, such question shall be resolved by a qualified, independent physician mutually agreed to by the Company and Executive, the cost of such examination to be paid by the Company. If the Company and Executive are unable to agree on the selection of such an independent physician, each shall appoint a physician and those two physicians shall select a third physician who shall make the determination of whether Executive has a Disability. The written medical opinion of such physician shall be conclusive and binding upon each of the Parties as to whether a Disability exists and the date when such Disability arose. This section shall be interpreted and applied so as to comply with the provisions of the Americans with Disabilities Act (to the extent applicable) and any applicable state or local laws. For purposes of this Agreement, to the extent required to ensure compliance with Section 409A (as defined in Section 17.2 below), Executive’s “Disability” must also constitute a disability for purposes of Section 409A. For the avoidance of doubt, Executive shall only be considered to have a Disability for purposes of this Agreement based upon this Section 6.2, and a disability or sickness under the “Good Leaver” definition in Section 8.1(i) of the Directorship Agreement shall not constitute a Disability for purposes of Executive’s entitlement to post-termination benefits under Section 7 of this Agreement.

6.3 Expiration of Term. Executive’s employment shall immediately and automatically be terminated upon the expiration of the Term. For the avoidance of doubt, the expiration of the Term shall not be considered a termination by the Company without Cause or a resignation for Good Reason for purposes of this Agreement.

6.4 Termination of Directorship Agreement. Executive’s employment shall immediately and automatically be terminated upon the termination of the Directorship Agreement. Executive shall not be eligible for any Severance Benefits under Section 7 as a result of such termination unless such termination also constitutes a termination by the Company without Cause or a resignation by Executive for Good Reason, as determined herein.

6.5 For Cause by the Company. The Company may terminate Executive’s employment for Cause, at any time, upon written notice reasonably describing the nature of such Cause. For purposes of this Agreement, the term “Cause” means (i) commission by Executive of any felony and/or crime involving moral turpitude or dishonesty; (ii) participation of Executive in a fraud against the Company or any Company Affiliate; (iii) a material breach by Executive of any material obligation provided under this Agreement and/or required by law related to Executive’s employment hereunder and any other positions held with a Company Affiliate (if any) due to intentional wrongdoing or gross negligence by Executive to the extent not cured by Executive within thirty (30) business days from the delivery by the Company of a written notice indicating such a breach; (iv) intentional and material damage by Executive to the Company’s or any other Company Affiliate’s properties; (v) material breach by Executive of any Company’s or Company Affiliate’s policy and/or any proprietary information and/or invention assignments agreements in place with the Company and/or any Company Affiliate and/or (vi) a revocation/withdrawal/non-renewal by the Company of the Directorship Agreement grounded on a “just cause of removal” (as defined in the Directorship Agreement). Executive’s date of termination in the event Executive’s employment is terminated for Cause shall be the date on which Executive is given notice of termination under this Section 6.5, or, in the event of clause (vi), immediately upon termination of the Directorship Agreement.

6.6 Resignation by Executive for Good Reason. Executive may resign from Executive’s employment hereunder for Good Reason by written notice of such resignation in compliance with the terms of this Section 6.6. For the purpose of this Agreement, “Good Reason” means (i) a material breach by the Company of its obligations under this Agreement; (ii) any material diminution of Executive’s aggregate compensation, including without limitation Base Salary, target MBO Bonus, any equity incentive compensation (it being understood that reductions which shall not exceed 20% in aggregate of the aggregate value shall not constitute Good Reason if applied extensively and simultaneously to all other C-suite officers of the Company); and/or (iii) a material diminution of Executive’s powers, duties and/or responsibilities not grounded on Cause; provided, however, that such event shall constitute Good Reason only if (x) Executive has provided the Company with written notice reasonably detailing the event giving rise to Good Reason within thirty (30) days after the initial occurrence thereof or, if later, within thirty (30) days after the date upon which Executive first becomes aware of such event, (y) the Company fails to cure such event within thirty (30) days after delivery to it of such written notice; and (z) Executive actually terminates Executive’s employment for such uncured Good Reason event, on at least ten (10) days’ prior written notice, within thirty (30) days following the expiration of such thirty (30) day period referred to in clause (y) above. Notwithstanding the foregoing, during the Employment Period, in the event that the Company reasonably believes that Executive may have engaged in conduct that could constitute Cause hereunder, the Company may, in its sole and absolute discretion, suspend Executive from performing or alter Executive’s duties hereunder for a period of up to sixty (60) days, and in such event such suspension shall not constitute an event pursuant to which Executive may terminate this Agreement with Good Reason; provided, however, that no such suspension shall alter the Company’s obligations under this Agreement (including, without limitation, its obligations to provide Executive compensation and benefits) during such period of suspension. Executive’s date of termination in the event Executive resigns Executive’s employment for Good Reason shall be the effective date of Executive’s notice of resignation for Good Reason, except that Company may waive all or any part of the above-referenced ten (10)-day notice period or of the thirty (30)-day cure period, in which event Executive’s date of termination shall be the last day of such notice or cure period that has not been waived or, if the entire notice or cure period has been waived, the date that Executive provided notice of the event giving rise to Good Reason or of Executive’s resignation for Good Reason. In the event of a termination of Executive’s employment pursuant to Section 6.4 as a result of Executive’s resignation or non-acceptance of renewal grounded on a “just cause of resignation” (as defined in the Directorship Agreement), such termination shall be considered a resignation for Good Reason for purposes of this Agreement.

6.7 Without Cause by the Company. The Company may terminate Executive’s employment hereunder without Cause, at any time, in its sole and complete discretion, by providing to Executive written notice of such termination and its effective date. Termination of Executive’s employment without Cause by the Company shall not include termination of Executive’s employment due to Executive’s death, Disability or the non-renewal of Executive’s position with Parent. In the event of a termination of Executive’s employment pursuant to Section 6.4 as a result of a revocation/withdrawal/non-renewal by the Company of the Directorship Agreement not grounded on a “just cause of removal” thereunder, such termination shall be considered a termination without Cause for purposes of this Agreement.

6.8 Without Good Reason by Executive. Executive may terminate Executive’s employment hereunder without Good Reason, at any time, in Executive’s sole and complete discretion, by providing to the Company no less than thirty (30) days’ prior written notice of such termination and its effective date. Termination of Executive’s employment without Good Reason by Executive shall not include termination of Executive’s employment due to Executive’s death, Disability or the non-renewal of Executive’s position with Parent. The Company may waive all or any part of the above-referenced thirty (30) day notice period and accept Executive’s resignation as of any earlier date during such notice period, in which case Executive’s employment shall terminate on the date specified by the Company (and such termination shall be considered a resignation by Executive without Good Reason for purposes of this Agreement). Executive’s resignation or non-acceptance of a renewal of the Directorship Agreement not grounded on a “just cause of resignation” (as defined in the Directorship Agreement) shall be considered a resignation without Good Reason for purposes of this Agreement.

6.9 Resignation from Other Positions. Upon termination of Executive’s employment for any reason, Executive shall immediately be deemed to have resigned from all boards, offices and appointments held by Executive in or on behalf of the Company, including, without limitation, the Additional Assignments. In furtherance hereof, upon Executive’s termination of employment, Executive, at the direction of the Board, shall immediately submit to the Company letter(s) of resignation for any such boards, offices and appointments. If Executive fails to tender such letter(s) of resignation, then the governing body or person with respect to such boards, offices and appointments will be empowered to remove Executive from such boards, offices and appointments, and Executive shall not be eligible to receive any post-termination benefits under Section 7 unless and until Executive has complied with this Section 6.9.

7. Effect of Termination of Employment.

7.1 Generally. In the event Executive’s employment with the Company terminates, Executive shall have no right to receive any compensation, benefits or any other payments or remuneration of any kind from the Company, except as otherwise provided in this Section 7, in Section 12 below, in any separate written agreement between Executive and the Company or as may be required by law. In the event Executive’s employment with the Company is terminated for any reason, Executive shall receive the following (collectively, the “Accrued Obligations”): (i) Executive’s Base Salary through and including the effective date of Executive’s termination of employment (taking into account any worked notice period, if applicable) (the “Termination Date”), which shall be paid on the first regularly scheduled payroll date of the Company following the Termination Date or on or before any earlier date as required by applicable law; (ii) payment for accrued unused vacation time to the extent provided by the Company’s then current vacation policy or applicable law, which shall also be paid on the first regularly scheduled payroll date of the Company following the Termination Date or on or before any earlier date as required by applicable law; (iii) payment of any vested benefit due and owing under any employee benefit plan, policy or program of the Company pursuant to the terms of such plan, policy or program; and (iv) payment for unreimbursed business expenses subject to, and in accordance with, the terms of Section 5 above, which payment shall be made within thirty (30) days after Executive submits the applicable supporting documentation to the Company, and in any event no later than on or before the last day of Executive’s taxable year following the year in which the expense was incurred.

7.2 Severance Benefits. In the event that Executive’s employment is terminated pursuant to Sections 6.1 (Death), 6.2 (Disability), 6.6 (Resignation by Executive for Good Reason), or 6.7 (Without Cause by the Company), in addition to the Accrued Obligations, Executive shall be entitled to receive Severance Benefits (defined, as applicable, in Sections 7.2(a) and 7.2(b) below), subject to and in accordance with the terms of this Section 7.2. The Severance Benefits shall be in lieu of any other cash severance or termination benefits payable to Executive under any other plans, programs or arrangement of the Company.

(a) Severance Benefits Not in Connection with a Change in Control. Except as provided in Section 7.2(b) below, “Severance Benefits” means herein the payments and benefits provided by this Section 7.2(a).

(i) Executive shall receive payment of an amount equal to one year of the Base Salary plus the MBO Bonus calculated as if 100% of the target objectives were achieved (the “Severance Pay”). The Severance Pay shall be paid in twelve (12) equal consecutive monthly installments on the first day of each such month, commencing the month after the effective date of the Separation Agreement (defined in Section 7.2(e) below), except that, if the Separation Agreement may be executed and/or revoked in a calendar year following the calendar year in which the Termination Date occurs, the Severance Pay shall commence on the first month after the effective date of the Separation Agreement that is in the calendar year in which the consideration or, if applicable, release revocation period ends to the extent necessary to comply with Section 409A (as defined in Section 17.2 below).

(ii) Executive shall receive a pro-rated MBO Bonus accrued for the months of actual service performed during the Fiscal Year in which the Termination Date occurs, provided and conditioned on the achievement of the established performance criteria for such Fiscal Year, which amount shall be paid no later than March 15 of the calendar year following the calendar year in which the Termination Date occurs.

(iii) For eighteen (18) months following the Termination Date or until such earlier time, if any, as Executive is eligible for group health insurance benefits from another employer (the “Benefits Period”), if Executive elects to continue his or his dependents’ health insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company will pay or reimburse Executive for the portion of the COBRA premium that is equal to the insurance premium the Company would pay if Executive was then an active employee of the Company. If the Company does not have group health insurance benefits as of the Termination Date and, at such time, Executive is receiving the Insurance Allowance, then Executive shall continue to receive the Insurance Allowance for the Benefits Period as an after-tax payment on a monthly basis during the Benefits Period (or remaining portion thereof). Following the Benefits Period, should Executive elect to continue his or his dependents’ health insurance benefits, Executive shall be responsible for the entire cost thereof. If the Company is unable to provide the benefit provided above in this paragraph without violating applicable health care discrimination laws, then, in lieu of such benefit, the Company shall pay Executive a taxable payment in the gross amount equal to what the Company’s cost would have been to provide such benefit for the Benefits Period (or any remaining portion thereof).

(iv) Unless otherwise provided in the applicable award agreement that explicitly states it supersedes this Agreement, Executive shall receive any retention share units awarded under any equity plan which will be entirely fully accelerated in compliance with the provisions and conditions provided under the applicable individual award agreement. Such retention units shall be settled no later than March 15 of the calendar year following the calendar year in which the Termination Date occurs;

(v) Unless otherwise provided in the applicable award agreement that explicitly states it supersedes this Agreement, Executive shall remain eligible to vest in any PSUs awarded under any equity plan, which will be prorated to reflect the months of actual service performed during the applicable performance period in which the Termination Date occurs, provided and conditioned on achievement of the established performance targets in accordance with the relevant individual award agreement governing such PSUs, or will be entirely fully accelerated always in compliance with the terms and conditions of the relevant individual award agreement. Such PSUs shall be settled no later than March 15 of the calendar year following the calendar year in which such PSUs cease to be subject to a substantial risk of forfeiture for purposes of Section 409A.

(b) Severance Benefits in Connection with a Change in Control. In the event that Executive’s employment is terminated pursuant to Sections 6.1 (Death), 6.2 (Disability), 6.6 (Resignation by Executive for Good Reason), or 6.7 (Without Cause by the Company) within twelve (12) months after a Change in Control (defined in Section 7.2(c) below) (a “Change in Control Termination”), the Severance Benefits shall consist of the payments and benefits provided by this Section 7.2(b) in lieu of those provided by Section 7.2(a) above.

(i) Executive shall receive a lump sum payment of an amount equal to eighteen (18) months of the Base Salary plus the MBO Bonus calculated as if 100% of the target objectives were achieved (the “CIC Severance Pay”). The CIC Severance Pay shall be paid on the first regular payroll date of the Company that is processed after the effective date of the Separation Agreement (defined in Section 7.2(e) below), except that, if the Separation Agreement may be executed and/or revoked in a calendar year following the calendar year in which the Termination Date occurs, the CIC Severance Pay shall be paid on the first day of the first month after the effective date of the Separation Agreement that is in the calendar year in which the consideration or, if applicable, release revocation period ends to the extent necessary to comply with Section 409A (as defined in Section 17.2 below).

(ii) Executive shall receive a pro-rated MBO Bonus accrued for the months of actual service performed during the Fiscal Year in which the Termination Date occurs, provided and conditioned on the achievement of the established performance criteria for such Fiscal Year, which amount shall be paid no later than March 15 of the calendar year following the calendar year in which the Termination Date occurs.

(iii) For the Benefits Period, if Executive elects to continue his or his dependents’ health insurance benefits pursuant to COBRA, the Company will pay or reimburse Executive for the portion of the COBRA premium that is equal to the insurance premium the Company would pay if Executive was then an active employee of the Company. If the Company does not have group health insurance benefits as of the Termination Date and, at such time, Executive is receiving the Insurance Allowance, then Executive shall continue to receive the Insurance Allowance for the Benefits Period as an after-tax payment on a monthly basis during the Benefits Period (or remaining portion thereof). Following the Benefits Period, should Executive elect to continue his or his dependents’ health insurance benefits, Executive shall be responsible for the entire cost thereof. If the Company is unable to provide the benefit provided above in this paragraph without violating applicable health care discrimination laws, then, in lieu of such benefit, the Company shall pay Executive a taxable payment in the gross amount equal to what the Company’s cost would have been to provide such benefit for the Benefits Period (or any remaining portion thereof).

(iv) Executive shall receive reimbursement of outplacement services expenses incurred in the twelve (12) months following the Termination Date, up to a gross amount of $30,000.

(v) Unless otherwise provided in the applicable award agreement that explicitly states it supersedes this Agreement, Executive shall receive any retention share units awarded under any equity plan which will be entirely fully accelerated in compliance with the provisions and conditions provided under the applicable individual award agreement. Such retention units shall be settled no later than March 15 of the calendar year following the calendar year in which the Termination Date occurs;

(vi) Unless otherwise provided in the applicable award agreement that explicitly states it supersedes this Agreement, Executive shall remain eligible to vest in any PSUs awarded under any equity plan which will vest for the months of actual service performed during the applicable performance period in which the Termination Date occurs, provided and conditioned on achievement of the established performance targets in accordance with the relevant individual award agreement governing such PSUs, or will be entirely fully accelerated always in compliance with the terms and conditions of the relevant individual award agreement. Such PSUs shall be settled no later than March 15 of the calendar year following the calendar year in which such PSUs cease to be subject to a substantial risk of forfeiture for purposes of Section 409A.

(c) Change in Control Defined. As used herein, “Change in Control” means the occurrence of any of the following events, whether or not such events are the result of an extraordinary transaction (including mergers, consolidation, reorganization, or takeover bids): (i) a single person or a group acting collectively becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the then-outstanding voting securities of Parent; (ii) the sale, transfer or disposition, in a single transaction or a series of related transactions occurring during any twelve (12)-month period, of all or substantially all of the consolidated assets of Parent to any person or group other than to (A) Parent or any of its subsidiaries, or (B) any entity of which, following such transaction, more than fifty percent (50%) of the combined voting power is then beneficially owned, directly or indirectly, by the persons who were the beneficial owners of Parent’s voting securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of equity securities in a bona fide financing transaction will not be deemed a “Change in Control.” For the avoidance of doubt, with respect to any payment event of any amounts payable hereunder to Executive that constitute “nonqualified deferred compensation” (within the meaning of Section 409A), a transaction will not constitute a “Change in Control” transaction unless such transaction constitutes a change in control event within the meaning of Section 409A. In addition, a transaction will not constitute a “Change in Control” transaction if its sole purpose is to change the state of the Company’s organization or to create a holding company that will be owned in substantially the same proportions by the persons who held Parent’s securities immediately prior to such transaction.

(d) Section 280G. If (i) Executive becomes entitled to Severance Benefits under Section 7.2(b) above due to a Change in Control Termination, and (ii) the Change in Control constitutes a change in ownership or effective control of Company or a change in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G(b)(2)(i) of the Internal Revenue Code of 1986, as amended (the “Code”)), the Severance Benefits shall be subject to the provisions of Section 17.3 below.

(e) Separation Agreement and Other Conditions for Severance Benefits. Provision of the Severance Benefits is conditioned on (i) Executive’s continued compliance in all material respects with Executive’s continuing obligations to the Company, including, without limitation, the terms of this Agreement and the Directorship Agreement or any agreement governing any Additional Assignments, in each case that survive termination of Executive’s employment with the Company, and (ii) Executive signing (without revoking if such right is provided under applicable law) a separation agreement and general release in a form of that provided to Executive by the Company on or about the Termination Date (the “Separation Agreement”). The Separation Agreement shall provide, inter alia, for termination of Executive’s employment with the Company and any Additional Assignments (if any) and full release and waivers by Executive to any right, claim or action vis-à-vis the Company, the Company Affiliates and their respective related individuals. The Separation Agreement shall also provide for Executive’s undertaking to continue to comply with all post-employment obligations that Executive has to the Company, including, without limitation, those in Sections 9 through 14 below. In case of breach of any of such obligations, the Separation Agreement shall provide for the possibility for the Company to cease payments of the Severance Benefits. The Separation Agreement must become effective in accordance with its terms within sixty (60) days following the Termination Date (or such shorter time as may be set forth in the Separation Agreement).

7.3 Termination of References to Current Employment. Beginning on the day following the Termination Date, Executive (i) shall remove any reference to the Company as Executive’s current employer from any social media or other web- or cloud-based source Executive either directly or indirectly controls, including, but not limited to, LinkedIn, Facebook and X, and (ii) will not represent that Executive is currently employed by the Company to any person or entity, including, but not limited to, on any social media or other web- or cloud-based source Executive either directly or indirectly controls.

8. Notice of Termination. In the event Executive elects to terminate Executive’s employment hereunder by resigning with or without Good Reason under Sections 6.6 or 6.8 above, Executive shall provide the Company with the applicable prior written notice of termination required by such Sections. The Company may require that, during such notice period or the notice period required in the event the Company terminates Executive’s employment without Cause under Section 6.7 above (as applicable, the “Notice Period”), or part or parts thereof, Executive does not do any of the following: (i) enter the Company’s premises; (ii) perform any work for the Company; (iii) undertake any work for any third party whether paid or unpaid and whether as an employee or otherwise; (iv) have any contact or communication with any client, customer or supplier of the Company; or (v) have any contact or communication with any employee, officer, director, agent or consultant of the Company. The Company retains the right to terminate Executive’s employment under Sections 6.4 and 6.3 above during the Notice Period.

9. Confidentiality and Non-Solicitation.

9.1 Representations and Acknowledgements. For purposes of Sections 9-12 and 14 hereof, the term “Company” shall refer to not only the Company, but also, jointly and severally, to the Company Affiliates, if any. Executive acknowledges and agrees that: (i) among the most valuable and indispensable assets of the Company are its Confidential Information (defined below) and close relationships with its Customers, Personnel, and other Business Relations (each, defined below), which the Company has devoted and continues to devote a substantial amount of time, money and other resources to develop; (ii) in connection with Executive’s employment with the Company, Executive will be exposed to and acquire the Company’s Confidential Information and develop, at the Company’s expense and support, special and close relationships with the Company’s Customers, Personnel, and other Business Relations; (iii) the Company’s Confidential Information and close relationships with Customers, Personnel, and other Business Relations must be protected; (iv) this Section 9 is a material provision of this Agreement and the Company would not engage Executive hereunder but for the promises and acknowledgements that Executive makes in this Section 9; (v) to the extent required by law, the covenants in this Agreement contain reasonable limitations as to time, geographical area and scope of activities to be restricted and such covenants do not impose a greater restraint on Executive than is necessary to protect the Company’s Confidential Information, close relationships with Customers, Personnel, and other Business Relations, and other legitimate business interests; (vi) Executive’s compliance with such covenants will not inhibit Executive from earning a living or from working in Executive’s chosen profession; and (vii) any breach of such covenants will result in the Company being placed at an unfair competitive disadvantage and cause the Company serious and irreparable harm to its business.

9.2 Confidential Information.

(a) Protection of Confidential Information. During the Employment Period and at all times thereafter, Executive will not, except to the extent necessary to perform Executive’s duties hereunder or as required by law, directly or indirectly, use or disclose to any third person, without the prior written consent of the Company, any Confidential Information (defined 9.2(b) below) of the Company. If it is necessary for Executive to use or disclose Confidential Information so as to comply with any law, rule, regulation, court order, subpoena or other governmental mandate or investigation, Executive shall give prompt written notice to the Company of such requirement (to the extent legally permissible), disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment. In the event that the Company is bound by a confidentiality agreement or understanding with a customer, vendor, supplier or other party regarding the confidential information of such customer, vendor, supplier or other party, which is more restrictive than specified above in this Section 9.2, and of which Executive has notice or is aware, Executive shall adhere to the provisions of such other confidentiality agreement, in addition to those of this Section 9.2. Executive shall exercise reasonable care to protect all Confidential Information. Executive will immediately give notice to the Company of any unauthorized use or disclosure of Confidential Information. Executive hereby represents and warrants that Executive shall assist the Company in remedying any such unauthorized use or disclosure of Confidential Information. Executive’s confidentiality obligations set forth herein shall not be interpreted or applied in a manner that would conflict with Section 15 below.

(b) Confidential Information Defined. For purposes of this Agreement, “Confidential Information” means all information of a confidential or proprietary nature regarding the Company, its business or properties that the Company has furnished or furnishes to Executive, whether before or after the date of this Agreement, or is or becomes available to Executive by virtue of Executive’s employment with the Company, whether tangible or intangible, and in whatever form or medium provided, as well as all such information generated by Executive that, in each case, has not been published or disclosed to, and is not otherwise known to, the public. Confidential Information includes, without limitation, any technical, commercial, financial or legal information relating to the same, including analyses, research, memoranda, notes, reports, data, studies, processes, formulas, trade or industrial secrets, know-how, technical, financial and management information and models, names and data of customers, business partners and/or suppliers, business transactions, contracts, reports, plans, market projections, data or other documents and/or materials of any format, remuneration, incentive and personnel management policies, business plans, budgets, as well as industrial, commercial, sales, business, marketing, pricing, licensing development projects and strategies, costs, special supply conditions, lists of suppliers and distributors, non-public financial information as well as the database of the Company and of the Company Affiliates, or any copies, elaborations, modifications and adaptations thereof. Notwithstanding the foregoing, Confidential Information shall not include any information (i) that is generally known to the industry or the public other than as a result of Executive’s breach of this covenant; (ii) that is made available to Executive by a third party without that party’s breach of any confidentiality obligation; or (iii) which was developed by Executive outside or independent of Executive’s performance of Executive’s services to or on behalf of the Company.

9.3 Non-Interference.

(a) No Interference with Customers. Executive agrees that, during the Restricted Period (defined in Section 9.3(c) below), regardless of whether, or on what basis, Executive’s employment hereunder is terminated or any claim that Executive may have against the Company under this Agreement or otherwise, Executive shall not, directly or indirectly (defined below), actually or attempt to, (i) solicit, induce, or cause any Customer to terminate, reduce or refrain from renewing or extending its contractual or other business relationship with the Company; (ii) solicit, induce or cause any Customer to become a customer of or enter into any contractual or other relationship with Executive or any other person or entity for Competing Services (as defined in Section 9.3(c) below); and/or (iii) offer or provide to any Customer any Competing Services.

(b) No Interference with Personnel and Business Relations. Executive agrees that, during the Restricted Period, regardless of whether, or on what basis, Executive’s employment hereunder is terminated or any claim that Executive may have against the Company under this Agreement or otherwise, Executive shall not, directly or indirectly, actually or attempt to: (i) solicit, induce, or cause any Personnel or Business Relation of the Company to terminate, reduce or refrain from renewing or extending such person’s or entity’s business, employment, or other relationship with the Company; (ii) solicit, induce or cause any employee of the Company to engage in Competing Services; or (iii) employ or otherwise engage as an employee, independent contractor or consultant (1) any employee of the Company or (2) any person who was employed by the Company within the then prior twelve (12)-month period.

(c) Definitions. For the purposes of this Agreement, the following terms shall have the following meanings.

(i) “Business Relation” means any person or entity, other than Personnel, who conducts business with the Company, provides information to the Company, or otherwise assists the Company in conducting its business, including, without limitation, as a provider of goods, funding, leads, or prospects.

(ii) “Competing Services” means products or services that are the same, similar or otherwise in competition with the products and services that the Company is then currently offering (or of which Executive has knowledge, at the time in question, that the Company has plans to offer within twelve (12) months) with which Executive was involved or about which Executive acquired Confidential Information.

(iii) “Customer” means any company or individual: (i) who purchased products or services from the Company whom Executive contacted or served during the Employment Period, for whom Executive supervised contact or service during the Employment Period or about whom Executive has acquired Confidential Information; and/or (ii) who was a potential customer of the Company within the Lookback Period and (A) about whom Executive acquired Confidential Information or (B) who contacted Executive, whom Executive contacted, or for whom Executive supervised contact regarding the potential purchase of products or services of the Company.

(iv) “directly or indirectly” as it relates to an activity taken by Executive includes any activity taken directly by Executive or indirectly on Executive’s behalf, including any activity taken in conjunction with any other person or entity, and including any activity taken by Executive as an employee, agent, consultant, independent contractor, officer, director, principal, shareholder, equity holder, partner, member, joint venturer, lender, investor or otherwise, except that nothing in this Agreement shall prohibit Executive from being a passive holder, for investment purposes only, of not more than two percent (2%) of the outstanding stock of any company listed on a national securities exchange, or actively traded in a national over-the-counter market.

(v) “Lookback Period” means (i) the then prior two (2) year period if Executive is then still employed by the Company and (ii) the two (2) year period prior to the Termination Date if Executive is then no longer employed by the Company.

(vi) “Personnel” means any and all employees, contractors, agents, consultants, or other individuals rendering services to the Company for compensation in any form, whether employed by or an independent contractor of the Company.

(vii) “Restricted Period” means the Employment Period and for a period of one (1) year thereafter, except that such period shall be extended for any period therein during which Executive was in violation of any provision of this Section 9.3.

10. Intellectual Property.

10.1 The Company’s Proprietary Rights. Executive acknowledges and agrees that all Intellectual Property (defined below) created, made or conceived by Executive (solely or jointly) during Executive’s employment by the Company (regardless of whether such Intellectual Property was created, conceived or produced during Executive’s regular work hours or at any other time) that relates to the actual or anticipated businesses of the Company or results from or is suggested by any work performed by employees or independent contractors for or on behalf of the Company (“Company Intellectual Property”) shall be deemed “work for hire” and shall be and remain the sole and exclusive property of the Company for any and all purposes and uses whatsoever as soon as Executive conceives or develops such Company Intellectual Property, and Executive hereby agrees that its assigns, executors, heirs, administrators or personal representatives shall have no right, title or interest of any kind or nature therein or thereto, or in or to any results and proceeds therefrom. If for any reason such Company Intellectual Property is not deemed to be “work-for-hire,” then Executive hereby irrevocably and unconditionally assigns all rights, title, and interest in such Company Intellectual Property to the Company and agrees that the Company is under no further obligation, monetary or otherwise, to Executive for such assignment. Executive also hereby waives all claims to any moral rights or other special rights (“Moral Rights”), including, without limitation, all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral” or the like, that Executive may have or may accrue in any Company Intellectual Property. To the extent that any such Moral Rights cannot be assigned under applicable law, Executive hereby ratifies and consents to any action that may be taken with respect to such Moral Rights by or on behalf of the Company and waives and agrees not to enforce any and all such rights, including, without limitation, any limitation on subsequent modification, to the extent permitted under applicable law. Executive shall promptly disclose in writing to the Company the existence of any and all Company Intellectual Property. As used in this Agreement, “Intellectual Property” shall mean and include any ideas, inventions (whether or not patentable), designs, improvements, discoveries, innovations, patents, patent applications, trademarks, service marks, trade dress, trade names, trade secrets, works of authorship, copyrights, copyrightable works, films, audio and video tapes, other audio and visual works of any kind, scripts, sketches, models, formulas, tests, analyses, software, firmware, computer processes, computer and other applications, creations and properties, Confidential Information and any other patents, inventions or works of creative authorship.

10.2 Waiver. In the event that Executive owns or claims any rights to Company Intellectual Property that cannot be assigned to the Company, Executive irrevocably waives all claims and the enforcement of all such rights against the Company, and its respective officers directors, assigns and licensees, and agrees, at the Company’s request and expense, to consent to and join in any action to enforce the Company’s interests in such Company Intellectual Property. As to any rights to Company Intellectual Property that cannot be assigned to the Company or waived by Executive, Executive irrevocably grants to the Company an exclusive, irrevocable, perpetual, worldwide, fully paid and royalty-free license, with rights to license and sublicense, to reproduce, create derivative works, distribute, publicly perform and publicly display by all means now known or later developed, any and all such Company Intellectual Property.

10.3 Cooperation Regarding Intellectual Property. Executive agrees to assist the Company, and to take all reasonable steps, with securing patents, registering copyrights and trademarks, and obtaining any other forms of protection for the Company Intellectual Property in the United States and elsewhere. In particular, at the Company’s expense (except as noted in clause (i) below), Executive shall forthwith upon request of the Company execute all such assignments and other documents (including applications for patents, copyrights, trademarks, and assignments thereof) and take all such other action as the Company may reasonably request in order (i) to vest in the Company all of Executive’s right, title, and interest in and to such Company Intellectual Property, free and clear of liens, mortgages, security interests, pledges, charges, and encumbrances (“Liens”) (and Executive agrees to take such action, at Executive’s expense, as is necessary to remove all such Liens) and (ii), if patentable or copyrightable, to obtain patents or copyrights (including extensions and renewals) therefor in any and all countries in such name as the Company shall determine. In the event that Executive is unable or unavailable or shall refuse to sign any lawful or necessary documents required in order for the Company to apply for and obtain any copyright or patent with respect to any work performed by Executive in the course of his employment with the Company (including applications or renewals, extensions, divisions or continuations), Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agents and attorneys-in-fact to act for and in Executive’s behalf, and in Executive’s place and stead, to execute and file any such applications or documents and to do all other lawfully permitted acts to further the prosecution and issuance of copyrights and patents with respect to such Company Intellectual Property with the same legal force and effect as if executed or undertaken by Executive.

10.4 No infringement. Executive represents and warrants to the Company that all Intellectual Property Executive delivers to the Company shall be original and shall not infringe upon or violate any patent, copyright or proprietary right of any person or third party.

10.5 License to Prior Invention. If Executive in the course of Executive’s employment with the Company incorporates into a Company product Intellectual Property that Executive has, alone or jointly with others, conceived, developed or reduced to practice prior to the commencement of Executive’s employment with the Company in which Executive has a property right (each, a “Prior Invention”), Executive hereby grants to the Company a perpetual, nonexclusive, royalty-free, irrevocable, worldwide license (with the full right to sublicense) to make, have made, modify, use and sell such Prior Invention. Executive hereby represents and warrants that all Prior Inventions have been listed by Executive on Exhibit A hereto or, if no such list is attached, that there are no Prior Inventions. Executive will not incorporate any Intellectual Property owned by any third party into any Company Intellectual Property without the Company’s prior written permission.

10.6 Severability. To the extent this Agreement is required to be construed in accordance with laws of any state which precludes as a requirement in an employee agreement the assignment of certain classes of inventions made by an employee, this Section 10 will be interpreted not to apply to any invention which a court rules and/or the Company agrees falls within such classes. In this regard, the Company hereby provides notice that Company Intellectual Property shall not include, and there shall be no obligation hereunder for Executive to assign any Intellectual Property for which no equipment, supplies, facility, or trade secrets of the Company was used and which was developed entirely on Executive’s own time, unless (i) the Intellectual Property relates (a) to the business of the Company; or (b) to the Company’s actual or demonstrably anticipated research or development, or (ii) the Intellectual Property results from any work performed by Executive for the Company. Executive agrees this constitutes any required notice of non-assignability, including under applicable state laws (e.g., California, § 2870 of the California Labor Code; Delaware, Del. Code Ann. tit.19, § 805, of the Delaware Code; Illinois, 765 ILCS 1060/1; Kansas, Kansas Statutes Annotated, Stat. Ann. § 44-130; Minnesota, Minn. Stat. Ann. § 181.78; Nevada, Nev. Rev. Stat. Ann. § 600.500; New Jersey, N.J. Stat. § 34:1B-265; New York, New York Labor Law § 203-F; North Carolina, N.C. Gen Stat. § 66-57.1; Utah, Utah Code Ann. § 34-39-3(1)-(3); and Washington, Wash. Rev. Code Ann. § 49.44.140-49.44.150). To the extent there are any differences between this Section and any specific state law, the state law shall control.

11. Non-Disparagement. During and after the Employment Period, Executive shall not make any disparaging statement (verbal, written or otherwise) about the Company or its financial status, business, personnel, directors, officers, consultants, services or business methods. Notwithstanding the foregoing, this Section 11 shall not be interpreted or applied in a manner that would conflict with Section 15 below. Further, this Section does not apply to business-related intra-company statements made in good faith and in furtherance of Executive’s duties to the Company to persons with a legitimate business reason to know such information.

12. Cooperation. During and after the Employment Period, Executive shall assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Company, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Company, including any proceeding before any arbitral, administrative, judicial, legislative, or other body or agency, including testifying in any proceeding to the extent such claims, investigations or proceedings relate to services performed or required to be performed by Executive, pertinent knowledge possessed by Executive, or any act or omission by Executive. Executive will also perform all acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this paragraph. Further, if requested, Executive agrees to provide the Company with reasonable assistance, including, without limitation, providing information, in connection with the transition of Executive’s employment duties and responsibilities to others and matters with which Executive was involved during Executive’s employment with the Company. In seeking Executive’s assistance and cooperation under this Section, the Company shall seek not to unreasonably interfere with Executive’s personal and other professional obligations. The Company will reimburse Executive for reasonable expenses Executive incurs in fulfilling Executive’s obligations under this Section 12. Notwithstanding the foregoing, this Section shall not be applicable to any claim by the Company against Executive or by Executive against the Company.

13. Company Property. Executive agrees that all Confidential Information, trade secrets, drawings, designs, reports, computer programs or data, books, handbooks, manuals, files (electronic or otherwise), computerized storage media, papers, memoranda, letters, notes, photographs, facsimile, software, computers, smart phones and other documents (electronic or otherwise), materials and equipment of any kind that Executive has acquired or will acquire during the course of Executive’s employment with the Company are and remain the property of the Company. Upon termination of employment with the Company, or sooner if requested by the Company, Executive agrees to return all such documents, materials and records to the Company and not to make or take copies of the same without the prior written consent of the Company. With regard to such documents, materials and records in electronic form, Executive shall first provide a copy to Company, and then irretrievably delete such electronic information from Executive’s electronic devices and accounts, including but not limited to computers, phones, personal email accounts, cloud storage accounts, and removable storage media. Executive acknowledges and agrees that anything situated in any premises and owned, operated or managed by the Company, including disks and other storage media, filing cabinets, and work areas, is subject to inspection by personnel of the Company at any time with or without notice. Executive acknowledges and agrees that Executive has no expectation of privacy with respect to the Company’s telecommunications, networking or information processing systems (including, without limitation, computer, telephone, wire, radio or electromagnetic, photoelectronic or photo-optical systems) and that Executive’s activity and any files or messages on or using any of those systems (including, without limitation, files, electronic mail or transmissions, voice messages, telephone conversations or transmissions or internet access or usage) may be monitored at any and all times without notice by any lawful means. Notwithstanding anything in this Agreement to the contrary, Executive shall be entitled to retain, following Executive’s termination of employment, information showing Executive’s compensation or relating to reimbursement of business expenses incurred by Executive, and copies of this Agreement, any other agreement between Executive and the Company and any Company benefit programs in which Executive participated.

14. Injunctive Relief and Other Remedies. Executive acknowledges that a breach of Sections 9 through 13 of this Agreement will result in material irreparable injury to the Company for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company shall be entitled to obtain a temporary restraining order and/or a preliminary and/or permanent injunction, without the necessity of posting a bond or of proving irreparable harm or injury as a result of such breach or threatened breach of Sections 9 through 13, restraining Executive from engaging in activities prohibited by Sections 9 through 13 and such other relief as may be required specifically to enforce any of the provisions in Sections 9 through 13. Executive further agrees that, if Executive breaches any of the provisions in Sections 9 through 13 of this Agreement, to the extent permitted by law, Executive shall pay over to the Company all compensation, profits, monies, accruals, increments or other benefits derived or received by Executive as the result of any action or transaction constituting a breach of any provision thereof. The provisions of this section shall not limit any other remedies available to the Company as a result of a breach of the provisions of this Agreement or otherwise. Additionally, each of the covenants and restrictions to which Executive is subject under this Agreement, including, without limitation those in Section 9 above, shall each be construed as independent of any other provision in this Agreement, and the existence of any claim or cause of action by Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of such covenants and restrictions.

15. Permissible and Protected Disclosures and Statements; Defend Trade Secrets Act Notices.

15.1 Executive acknowledges that Executive has been notified in accordance with the federal Defend Trade Secrets Act (18 U.S. Code § 1839) that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

15.2 Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement prohibits Executive from (i) communicating with Executive’s attorneys; (ii) making any statement or disclosure required or that may not be prohibited by law; and (iii) reporting possible violations of law or regulation to any governmental agency or regulatory body or making other disclosures that are protected under any law or regulation, including, without limitation, filing a charge or complaint with, or participating, cooperating, or testifying in any action, investigation, or proceeding with, or providing information to, any governmental agency, legislative body, or any self-regulatory organization, including, but not limited to, any law enforcement agency, the US and applicable state attorney generals, the Equal Employment Opportunity Commission, the New York State Division of Human Rights, the New York City Commission on Human Rights, or any other state or local commission on human rights, and making other disclosures under the whistleblower provisions of federal or state law or regulation.

16. Representations Regarding Prior Work and Legal Obligations.

16.1 Executive represents and warrants that Executive has no agreement or other legal obligation with any prior employer, or any other person or entity, that restricts Executive’s ability to accept employment with the Company. Executive further represents and warrants that Executive is not a party to any agreement (including, without limitation, a non-competition, non-solicitation, no hire or similar agreement) and has no other legal obligation that restricts in any way Executive’s ability to perform Executive’s duties and satisfy Executive’s other obligations to the Company, including, without limitation, those under this Agreement.

16.2 Executive represents and acknowledges that Executive has been instructed by the Company that at no time should Executive divulge to or use for the benefit of the Company or any Company Affiliates any trade secret or confidential or proprietary information of any previous employer or entity with which Executive was affiliated or of any other third-party. Executive expressly represents and warrants that Executive has not divulged or used any such information for the benefit of the Company or Company Affiliates and will not do so.

16.3 Executive represents and agrees that Executive has not and will not misappropriate any intellectual property belonging to any other person or entity.

17. Miscellaneous Provisions.

17.1 IRCA Compliance. This Agreement, and Executive’s employment with the Company, is conditioned on Executive’s establishing Executive’s identity and authorization to work as required by the Immigration Reform and Control Act of 1986 (IRCA).

17.2 Section 409A Compliance. Unless otherwise expressly provided, any payment of compensation by Company to Executive, whether pursuant to this Agreement or otherwise, shall be made no later than the fifteenth (15th) day of the third month (i.e., 2½ months) after the later of the end of the calendar year or the Fiscal Year in which Executive’s right to such payment vests (i.e., is not subject to a “substantial risk of forfeiture”) for purposes of Section 409A of the Code (“Section 409A”). For purposes of this Agreement, termination of employment shall be deemed to occur only upon “separation from service” as such term is defined under Section 409A. Each payment and each installment of any severance payments provided for under this Agreement shall be treated as a separate payment for purposes of application of Section 409A. To the extent any amounts payable by the Company to Executive constitute “nonqualified deferred compensation” (within the meaning of Section 409A), such payments are intended to comply with the requirements of Section 409A and shall be interpreted in accordance therewith. Neither party individually or in combination may accelerate, offset or assign any such deferred payment, except in compliance with Section 409A. No amount shall be paid prior to the earliest date on which it is permitted to be paid under Section 409A, including a six (6)-month delay of termination payments made to specified employees of a public company, to the extent then applicable. Executive shall have no discretion with respect to the timing of payments except as permitted under Section 409A. Any Section 409A payments which are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in such following calendar year as necessary to comply with Section 409A. All expense reimbursement or in-kind benefits subject to Section 409A provided under this Agreement or, unless otherwise specified in writing, under any Company program or policy, shall be subject to the following rules: (i) the amount of expenses eligible for reimbursement or in-kind benefits provided during one calendar year may not affect the benefits provided during any other year; (ii) reimbursements shall be paid no later than the end of the calendar year following the year in which Executive incurs such expenses, and Executive shall take all actions necessary to claim all such reimbursements on a timely basis to permit the Company to make all such reimbursement payments prior to the end of said period, and (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit. Notwithstanding anything herein to the contrary, no amendment may be made to this Agreement if it would cause the Agreement or any payment hereunder not to be in compliance with Code Section 409A.

17.3 Section 280G. Notwithstanding anything in this Agreement to the contrary, if it is determined that any payment or benefit of any type the Executive would receive from the Company or otherwise, whether under this Agreement or otherwise, would be subject to the deduction limitations and excise tax imposed by Sections 280G and 4999 of the Code (including any applicable interest and penalties, collectively “excise taxes”), then the parties agree to take such action as may be necessary to place the Executive in the best after-tax position taking into account all income, employment, and excise taxes, without regard to the deductibility of any payments by the Company (with any reduction to be applied to such payments and benefits as determined by the Company consistent with Section 409A). Thus, for example, any amount deemed to constitute a “parachute payment” under Section 280G, shall be reduced to the extent necessary to avoid excise taxes that would otherwise be imposed if, and only if, such reduction would result in the Executive retaining a larger total after-tax amount of compensation, taking into account all the Executive compensation, benefits, income, employment, and excise taxes. Notwithstanding the foregoing, to the extent applicable and subject to the Company’s receipt of any applicable waiver from the Executive with respect to payments and benefits subject to Sections 280G and 4999 of the Code, the Company will take commercially reasonable efforts to solicit shareholder approval in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder such that, if such shareholder approval is obtained, no such payment or benefit will be deemed an “excess parachute payment” as contemplated by Section 280G of the Code.

17.4 Assignability and Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators, successors and legal representatives of Executive, and shall inure to the benefit of and be binding upon the Company, the Company Affiliates and their successors and assigns, but the obligations of Executive are personal services and may not be delegated or assigned. Executive shall not be entitled to assign, transfer, pledge, encumber, hypothecate or otherwise dispose of this Agreement, or any of Executive’s rights and obligations hereunder, and any such attempted delegation or disposition shall be null and void and without effect. This Agreement may be assigned by the Company to a person or entity that is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity. Further, in the event Executive becomes employed by a parent, subsidiary or other affiliate of the Company, this Agreement shall thereupon automatically be assigned to such parent, subsidiary or other affiliate and Executive consents to be bound by the provisions of this Agreement for the benefit of the Company and/or any such parent, subsidiary or other affiliate of the Company without the necessity that this Agreement be re-signed at the time of such transfer.

17.5 Severability and Blue Penciling. If any provision of this Agreement is held to be invalid, the remaining provisions shall remain in full force and effect. However, if any court determines that any covenant in this Agreement, is unenforceable because the duration, geographic scope or restricted activities thereof are overly broad, then such provision or part thereof shall be modified by reducing the overly broad duration, geographic scope or restricted activities by the minimum amount so as to make the covenant, in its modified form, enforceable.

17.6 Choice of Law and Forum; Jury Waiver; Attorneys’ Fees. This Agreement shall be interpreted and enforced in accordance with the laws of the State of North Carolina, without regard to its conflict-of-law principles. The Parties (i) agree that any dispute between the Parties, including, without limitation, any dispute concerning or arising out of this Agreement or Executive’s employment hereunder (or termination thereof) shall be litigated exclusively in an appropriate state or federal court in or closest to New York County, New York; (ii) hereby consent, and waive any objection, to the jurisdiction of any such court; (iii) hereby waive the right to a trial by jury and agree that any such litigation shall not be heard by a jury; (iv) agree that service of process in any such litigation may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at Executive’s or the Company’s address as provided in Section 17.7 below; and (v) agree that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the laws of New York. In the event a litigation or other legal proceeding is commenced to resolve any such dispute, the prevailing party in such litigation or proceeding shall be entitled to recover from the non-prevailing party all of its costs, charges, disbursements and fees (including reasonable attorneys’ fees) incurred in connection with such litigation or proceeding and the underlying dispute.

17.7 Notices.

(a) Any notice or other communication under this Agreement shall be in writing and shall be delivered by hand, email, facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

(i) If to Executive, to Executive’s address on the books and records of the Company.

(ii) If to the Company, to [●], or at such other mailing address, email address or facsimile number as it may have furnished in writing to Executive.

(b) Any notice so addressed shall be deemed to be given: if delivered by hand or email, on the date of such delivery; if by facsimile, on the date of such delivery if receipt on such day is confirmed and, if not so confirmed, on the next business day; if mailed by overnight courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

17.8 Survival of Terms. All provisions of this Agreement that, either expressly or impliedly, contain obligations that extend beyond termination of Executive’s employment hereunder, including without limitation Sections 9-17 hereof, shall survive the termination of this Agreement and of Executive’s employment hereunder for any reason.

17.9 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The language in all parts of this Agreement shall in all cases be construed according to its fair meaning, and not strictly for or against any Party. The Parties acknowledge that both of them have participated in drafting this Agreement; therefore, any general rule of construction that any ambiguity shall be construed against the drafter shall not apply to this Agreement. In this Agreement, unless the context otherwise requires, the masculine, feminine and neuter genders and the singular and the plural include one another.

17.10 Further Assurances. The Parties will execute and deliver such further documents and instruments and will take all other actions as may be reasonably required or appropriate to carry out the intent and purposes of this Agreement.

17.11 Voluntary and Knowing Execution of Agreement. Executive acknowledges that (i) Executive has had the opportunity to consult an attorney regarding the terms and conditions of this Agreement before executing it, (ii) Executive fully understands the terms of this Agreement including, without limitation, the significance and consequences of the post-employment restrictive covenants in Section 9 above, and (iii) Executive is executing this Agreement voluntarily, knowingly and willingly and without duress.

17.12 Entire Agreement. This Agreement, together with the Directorship Agreement, and the other agreements between the Parties or the Company’s Affiliates referenced herein or therein, constitute the entire understanding and agreement of the Parties concerning the subject matter hereof, and it supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements regarding such subject matter. Each Party acknowledges and agrees that such Party is not relying on, and may not rely on, any oral or written representation of any kind that is not set forth in writing in this Agreement. To the extent there are inconsistencies in the covenants and agreements of Executive in Sections 10, 11, 12 and 13 of the Directorship Agreement and Sections 9, 10, 11 and 13 of this Agreement, the more restrictive provisions shall apply to Executive.

17.13 Waivers and Amendments. This Agreement may be altered, amended, modified, superseded or cancelled, and the terms hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party alleged to have waived compliance. Any such signature of the Company must be by an authorized signatory for the Company. No delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

17.14 Counterparts. This Agreement may be executed in counterparts, and each counterpart, when executed, shall have the efficacy of a signed original. Photographic copies, electronically scanned copies and other facsimiles of this Agreement (including such signed counterparts) may be used in lieu of the originals for any purpose.

[The remainder of this page is intentionally blank; signature page follows.]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

/s/ Katherine Williams
Katherine Williams

TERRA INNOVATUM CORP.

/s/ Alessandro Petruzzi
Name:	Alessandro Petruzzi
Title:	Chief Executive Officer

[Signature page to Employment Agreement.]

EXHIBIT A

LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP

Title	Date	Identifying Number or Brief Description

Exhibit 10.2

DIRECTORSHIP AGREEMENT

This directorship agreement (the ‘Agreement’) is entered into on March 28th 2026 between

Terra Innovatum Global N.V., a Dutch public limited liability company, with legal seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 98523554 (hereinafter, the Company”)

and

Ms. Katherine Williams, born on 15th August, in 1957 (the “Manager”)

(the Company, on the one hand, and the Manager, on the other hand, are collectively referred to as the Parties’ and individually as a Party’)

WHEREAS

(A) the Manager has been appointed on 28th March as an executive director of the Company to cover the role of Chief Financial Officer (the “Office”) until after the close of the annual general meeting of the Company to be held in 2027, relevant for the approval of the financial statements referrable to fiscal year 2026;

(B) the Manager is also employed by Terra Innovatum Corp. a U.S. based subsidiary of the Company within the Group (the “US Subsidiary”) under an employment agreement granting an overall compensation covering any assignment or position held by the Manager within the Group, including the Office, separately governed by a specific employment agreement (the “US Employment Relationship”);

(C) the Parties intend to determine with this agreement (the Agreement”) terms and conditions of the Office.

WHEREAS, the Parties agree as follows:

1.	BACKGROUND

1.1. The recitals form an integral part of this Agreement.

2.	INTERPRETATION

2.1. The terms defined in this Agreement shall be used with the specific meaning attributed to them in this Agreement. This Agreement does not constitute a contract of employment within the meaning of Section 7:610 et seq. of the Dutch Civil Code (DCC).

3.	TERM OF THE OFFICE

3.1. The Parties agree and the Manager undertakes to hold the Office until after the close of the annual general meeting of the Company to be held in 2028, relevant for the approval of the financial statements referrable to fiscal year 2027 (the “Termination Date”).

3.2. The Office, therefore, shall be renewed following the approval of the financial statements referrable to fiscal year 2026 up to the Termination Date and the Manager undertakes to accept such renewal. Following the Termination Date the Parties intend to not renew the Office unless otherwise agreed in writing. Up to the Termination Date the terms and conditions set forth in this Agreement shall apply, unless otherwise agreed in writing.

4.	TERMINATION AGREEMENT

4.1. The Manager confirms that the Office and the Agreement are strictly connected and agrees that the termination of one will determine the automatic and immediate termination of the other. Additional Assignments (as defined below), if any, as well as the US Employment Relationship should also cease together with immediate effect with the Office and the Agreement, without prejudice to the termination indemnities and clauses specifically governed under the agreement governing the US Employment Relationship to the extent they become applicable according to the terms and conditions included therein.

4.2. This Agreement shall end automatically at the Termination Date of the Office as envisaged under paragraph 3.1 above, without the need of any notice and the termination as of the Termination Date will trigger no further payment or indemnity.

4.3. The Manager is authorised to terminate this Agreement prior the Termination Date rendering her resignations in writing, taking into account a notice period of thirty (30) days.

4.4. The Office may be terminated prematurely compared to the Termination Date at any time by the competent corporate body of the Company in accordance with the Company’s articles of association and the relevant Sections of the DCC, in which case this Agreement shall terminate by operation of law effective as per the date of the relevant dismissal resolution.

4.5. In derogation from paragraph 4.3 of this agreement, the Company can terminate at any time this Agreement with immediate effect by means of a written statement in case of a just cause of removal as referred to in paragraph 8.2(i) of this Agreement.

4.6. Likewise in derogation from paragraph 4.3 of this Agreement, the Manager can terminate this Agreement with immediate effect at any time by means of a written statement in case of a just cause of resignation as referred to in paragraph 8.2(ii) of this Agreement.

4.7. The Manager confirms to be available to hold other corporate offices or assignments in other companies, controlling and controlled as well as under common control with the Company, other than the Office and the US Employment Relationship, in the Netherlands, Italy and/or abroad (the “Group”) that may be reasonably requested from time to time (the Additional Assignments”).

5.	DUTIES OF THE MANAGER

5.1. The Office has been assigned to the Manager on the basis of the fiduciary relationship with the Company and its shareholders. The Manager shall exercise the Office and the powers entrusted with the utmost diligence and care, shall act correctly and faithfully towards the Company to the best of her knowledge, power and ability and shall make all possible efforts to promote, protect, develop and expand the business and interests of the Company and the other Group companies and shall at all times act in the interests of the Company and the enterprise connected with it. The Manager shall also:

-	refrain from conducting business, on her own behalf or on behalf of third parties, in competition with the Company and / or the Group, without prejudice to the obligation of exclusivity set out in Section 11, and from engaging in a conduct that, by its nature, is in conflict with the duties connected with her participation in the Company’s and / or the Group’s organisation and/or may give rise to a conflict of interest

-	abide by the policies in use at the Company and / or the Group (or, alternatively, by the policies that will be implemented by the Company and / or the Group);

-	previously agree with the Company the content of any interviews or releases of information on financial data and performance of the Company and / or the Group.

5.2. The Manager shall act consistently with the strategic/operational guidelines and directions provided by the board of directors of the Company.

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6.	FIXED COMPENSATION

6.1. Fixed yearly compensation – As fixed compensation for the Office the Manager will receive a fixed annual compensation of EUR 200,000 (two hundred thousand/00) gross of any applicable withholding and legal charges (the Fixed Compensation”). For financial year 2026, the Fixed Compensation shall be recognized pro-rata temporis for the months of actual service. The Fixed Compensation will reward any activity and obligations provided in the Agreement.

6.2. The Parties acknowledge that the Manager is also employed by the US Subsidiary under an employment agreement granting an overall compensation covering any assignment or position held by the Manager within the Group, including the Office. In light of the foregoing, the Parties agree that the Fixed Compensation due to the Manager under this Agreement shall be entirely transferred by the Company directly to the US Subsidiary. The payment of the Fixed Compensation by the Company to the US Subsidiary shall fully satisfy and discharge any and all obligations of the Company towards the Manager with respect to the Fixed Compensation, and the Manager hereby waives any claim against the Company for direct payment of such amounts to the US Subsidiary. The Manager acknowledges that the receipt of the Fixed Compensation from the US Subsidiary, as part of her overall employment compensation, constitutes adequate consideration for the performance of the Office.

6.3. After the termination of the Office and this Agreement, the Manager will never (be able to) claim entitlement to any compensation other than that already paid by the Company to the US Subsidiary under this Agreement.

7.	REIMBURSEMENT OF EXPENSES

The Company shall directly bear or in any case reimburse the Manager for the expenses actually incurred in connection with the performance of the Office, against relevant justification documents and in accordance with the Company’s policies as in effect from time to time.

8.	GOOD LEAVER / BAD LEAVER PROVISIONS AND CONNECTION CLAUSE

8.1. For any purpose of this Agreement, the Manager will be deemed:

(i) a “Good Leaver” in case of termination of the Office prior the Termination Date as a consequence of (i) revocation/withdrawal/non renewal by the Company not grounded on a just cause of removal; (ii) death or Disability (as defined below); (iii) Manager’s resignations or non acceptance of the renewal grounded on a just cause of resignation. For purposes of this Agreement, “Disability” means a disability that renders the Manager unable, due to physical or mental incapacity, to substantially perform her duties and responsibilities hereunder for 120 days out of any 365-day period or for 120 consecutive days. In the event of any question as to the existence, extent or potentiality of the Manager’s Disability upon which the Company and the Manager cannot agree, such question shall be resolved by a qualified, independent physician mutually agreed to by the Company and the Manager, the cost of such examination to be paid by the Company. If the Company and the Manager are unable to agree on the selection of such an independent physician, each shall appoint a physician and those two physicians shall select a third physician who shall make the determination of whether the Manager has a Disability. The written medical opinion of such physician shall be conclusive and binding upon each of the Parties as to whether a Disability exists and the date when such Disability arose.

(ii) a “Bad Leaver” in case of termination of the Office prior the Termination Date for any cause that it is not a Good Leaver, unless the board of directors of the Company qualifies such cause expressly and discretionarily as a Good Leaver. Bad Leaver includes (but shall not be limited to) (i) revocation/withdrawal/non renewal prior the Termination Date by the Company grounded on a just cause of removal; or (ii) Manager’s resignations or non acceptance of the renewal prior the Terminate Date not grounded on a just cause of resignation.

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8.2. For the purposes of paragraph 8.1 above:

(i) A “just cause of removal” shall mean (a) commission by the Manager of any felony and / or crime involving moral turpitude or dishonesty and/or (b) participation of the Manager in a fraud against the Company or any other Group company; (c) a material breach by the Manager of any material obligation provided under this Agreement and/or of the obligations, including statutory obligations, connected to the Office or any Additional Assignment (if any), due to intentional wrongdoing or gross negligence by the Manager to the extent not cured by the Manager within 30 (thirty) business days from the delivery by the Company of a written notice indicating such a breach, and/or (c) intentional and material damage by the Manager to the Company’s or any other Group companies’ properties, and/or (d) material breach by the Manager of any Company’s or Group’s policy and / or material breach by the Manager of any proprietary information and / or invention assignments agreements in place with the Company and / or any other Group Company.

(ii) A “just cause of resignation” shall mean (a) any serious circumstances in which the Office cannot reasonably continue due to a material breach by the Company of its obligations under this Agreement towards the Manager; (b) any material diminution of the Manager’s aggregate compensation, including without limitation Fixed Compensation, MBO Bonus, any equity incentive compensation (it being understood that reductions which shall not exceed 20% in aggregate of the overall value shall not constitute a just cause of resignation if applied extensively and simultaneously to all other executive directors); and/or (c) a material diminution of the Manager’s powers, duties and/or responsibilities not grounded on a just cause of removal; provided, however, that, in each case of sub-clauses (a), (b) and (c) above, such event shall constitute a just cause of resignation only if (x) the Manager has provided the Company with written notice reasonably detailing such event within thirty (30) days after the initial occurrence thereof or, if later, within thirty (30) days after the date upon which the Manager first becomes aware of such event, (y) the Company fails to cure such event within thirty (30) days after delivery of such written notice, and (z) the Manager actually terminates this Agreement for such uncured event, on at least ten (10) days’ prior written notice, within thirty (30) days following the expiration of such thirty (30) day cure period.

8.3. The Parties agree and acknowledge - for the purposes set forth herein - the existence of a specific connection between the Office, the US Employment Relationship and any other Additional Assignment held by the Manager in the Group. For such reason in the event of termination of the Office, for any reason whatsoever, the Manager undertakes to resign, on the same date, also from the US Employment Relationship, as well as from such other Additional Assignments held in the Group and vice versa, provided that if the Office (or the US Employment Relationship or any other Additional Assignment) terminated for events qualifying the latter as a Good Leaver her resignations from the Office, the US Employment Relationship and from any other Additional Assignments shall not affect in any way such status and the protections granted under the agreement governing the US Employment Relationship will apply in full. In parallel in case of termination of the Office, the US Employment Relationship or any other Additional Assignments for events which would qualify the Manager as a Bad Leaver the latter undertakes to resign on the same date from any of the other relationships ongoing with the Company or the Group (it being understood that such termination occurring in any company of the Group shall qualify the Manager as a Bad Leaver).

8.4. It remains understood that the non renewal of the Office following the Termination Date due to natural expiry will not be qualified as a Good Leaver / Bad Leaver event and the Manager will not be entitled to any other indemnity or protection having the parties agreed that the natural expiry of the Office will fall as of the Termination Date.

9.	EXCLUSIVITY

9.1. For the whole term of the Office the Manager shall be compelled to devote all her professional effort into performing the tasks and powers granted; as a consequence, starting from the same date, the Manager undertakes, during the whole term of the Office, not to perform directly or indirectly, without the prior written consent of the board of directors of the Company, any other kind of work activity, even on an occasional or free basis, whether of an autonomous or subordinate nature, even if not in competition and/or conflict with that of the Company or the Group.

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9.2. The Manager, in order to obtain the authorization of the board of directors to conduct other activities shall present a formal request to the latter indicating, for each further role to be undertaken, the following elements: the position, type of activities involved, volume of hours required, declaration regarding the absence of conflicts of interest, the compensation associated with the position if any. The board of directors shall at its discretion approve in writing the authorization to conduct such other activities / roles.

9.3. The breach by the Manager of the obligations under this clause during the term of the Office shall constitute, as per the agreement of the parties, a just cause for removal from the Office.

10.	SECRECY AND CONFIDENTIALITY OBLIGATIONS

10.1. The Manager acknowledges and unconditionally accepts that all Confidential, Secret and Privileged Information of which she will become aware in the performance of the Office and the powers shall be of a strictly confidential and privileged nature.

10.2. Therefore, the Manager shall be bound, during the term of Office and after the termination thereof, save for prior written authorization from the Company and without prejudice to the need to fulfil in good faith the obligations imposed by law or by order of a judicial authority, to:

(i)	keep all Confidential, Secret and Privileged Information strictly confidential;

(ii)	not to disclose, publish and/or divulge to any person, directly or indirectly, in writing and/or orally and/or in any other manner, the Confidential, Secret and Privileged Information;

(iii)	take all necessary and indispensable measures to keep Confidential, Secret and Privileged Information strictly private, secret and confidential;

(iv)	exercising the utmost diligence and caution in the handling of Confidential, Secret and Privileged Information;

(v)	not to use, directly or indirectly, Confidential, Secret and Privileged Information for purposes other than the proper performance of institutional duties; and

(vi)	not use any of the Confidential, Secret and Privileged Information in a way detrimental, directly or indirectly, to the Company and/or another company of the Group.

10.3. Violation of the provisions contained in this clause by the Manager during the term of office shall, as per agreement of the Parties, constitute a just cause of removal of the Manager from the Office.

10.4. For the purposes of this clause (Secrecy and Confidentiality Obligations), Confidential, Secret and Privileged Information” shall mean all commercial, economic, accounting and production data and information of the Company and each company of the Group (including, but not limited to, any technical, commercial, financial or legal information relating to the same, including analyses, research, memoranda, notes, reports, data, studies, processes, formulas, trade or industrial secrets, know-how, technical, financial and management information and models, names and data of customers, business partners and/or suppliers, business transactions, contracts, reports, plans, market projections, data or other documents and/or materials of any format remuneration, incentive and personnel management policies, business plans, budgets, as well as industrial, commercial, sales, business, marketing, pricing, licensing development projects and strategies, costs, special supply conditions, lists of suppliers and distributors, non-public financial information as well as the database of the Company and of the companies of the Group), as well as all copies and extracts containing or based, in whole or in part, on any such information and regardless of whether or not it is identified as confidential or reserved or whether it has been transmitted orally or in writing and provided that it is not already in the public domain due to a fact not attributable to the Manager.

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11.	INTELLECTUAL PROPERTY

11.1. The Company shall be the exclusive owner of all the economic rights on the trademarks, original works, software, designs and models, data bank, reports, projects, slogans and/or any other intellectual property right or asset originated solely by the Manager or jointly with others or that the Manager has concurred in their origination and/or development/application, in the execution of the Office. The Company will be free to use, record, sell, license or make any other use of all such inventions and other works, without having to report to the Manager, without prejudice to the recognition of the moral rights mandatorily provided for by law.

11.2. The Manager shall be obliged to promptly inform the Company immediately in writing, on simple request of the Company, of all inventions and works eventually conceived, created or developed, as provided in this clause. It is understood that the Company is not obliged to recognize the Manager any compensation or indemnity for any inventive activity (also in case it occurs in the form of a mere participation) which may be engaged or as a result of the exploitation and / or obtaining of related intellectual property rights by the Company, since in the determination of the Fixed Compensation, it has already been taken into account any and all hypothetical inventive activity.

11.3. By signing the Agreement, the Manager transfers, therefore, for all purposes and effects set by law, to the Company or a third party indicated by the latter, the full effect of such rights, without exception, including intellectual property rights, relating to the above-mentioned inventions and works, unless these rights are already due to the Company and/or the Group in accordance with the same laws.

11.4. The above rights may be transferred by the Company or by the companies of the Group to third parties, both in Italy and abroad.

11.5. The Manager will be bound, even after the termination of the corporate relationship, to provide full cooperation required by the Company or the Group in order to obtain protection, allocation, access, maintenance and consolidation of the rights assigned or transferred to the Company or the Group. All costs related to such cooperation after the termination of the corporate relationship will be borne by the Company or the Group.

11.6. Violation of the provisions contained in this clause by the Manager during the term of office shall, as per agreement of the Parties, constitute a just cause of removal of the Manager from the Office.

12.	NON DISPARAGEMENT CLAUSE

The Manager undertakes, even after the termination of the Office, for whatever reason occurred, not to issue statements, make judgments and/or carry out activities in any form whatsoever (including on social networks) that may be disparaging, damaging or prejudicial to the Company’s or the Group’s image, reputation and/or activity. The Manager further undertakes not to make judgments and/or carry out activities in any form whatsoever (including on social networks) that may be disparaging, damaging or prejudicial to the commercial and promotional activities of the Company, of the Group and its relevant companies and of their shareholders, both in the strict sense and in the broader or improper sense (and therefore with reference to the family of shareholders and the fund) of the Company. In a symmetrical manner the Company undertakes not to make any disparaging statements against the Manager after the termination of the Office and this clause will apply reciprocally for the Company towards the Manager.

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13.	NON-SOLICITATION CLAUSE

13.1. For all the duration of the Office and for a period of 12 (twelve) months after the termination of the same, for whatever reason, the Manager agrees:

a.	not to propose or induce, directly or indirectly, on her own or even by way or on behalf of a third party (including trustees or trusted persons), any employee, director, collaborator or supplier of the Company and/or the Group to terminate their existing relationship in order to establish a different or similar relationship, of any nature whatsoever, with third parties;

b.	not to make, directly or indirectly, on her own or even through third parties (including trustees or trusted persons), offers for jobs/collaboration and/or not to enter into, directly or indirectly, on her own or even through third parties (including trustees or trusted persons), any agreement, including employment contracts or those of an autonomous nature with employees, managers, suppliers, agents or collaborators of the Company and/or the Group (or to those who have been in the 12 months prior to the termination of the employment relationship);

c.	not to solicit, directly or indirectly, on her own behalf or even through third parties (including trustees or trusted persons), any employee, manager, supplier or collaborator of the Company and/or of the Group or to interfere in any way in the relationships between the Company and/or the Group and their employees, managers, collaborators, agents and/or suppliers;

d.	not to induce, or attempt to induce, clients of the Company and/or the Group, to terminate, suspend or amend the relationships in force with the Company and/or the Group, and undertakes to refrain from contacting clients and/or promoting or soliciting the formalization of contracts with clients or conduct affairs of any type and in any form with clients of the Company and/or the Group;

e.	not to induce any third party (including trustees or trusted persons) to engage in the conducts under points 15.1(a), (b), (c) and (d) above.

14.	MISCELLANEOUS

14.1. No failure to exercise or delay in exercising any right or remedy under this Agreement shall constitute a waiver thereof. No single or partial exercise of any right or remedy under this Agreement shall prevent any other or further exercise thereof or the exercise of any other right or remedy.

14.2. If any provisions of this Agreement is or becomes invalid or unenforceable under any applicable law, the validity or enforceability of the remaining provisions shall not be affected in any manner. However, the Parties shall negotiate in good faith the replacement of such invalid or unenforceable provisions with other provisions achieving the same substantial effects to the maximum extent permitted by Law.

14.3. Any waiver or amendment of this Agreement, including this clause, shall only be valid and enforceable unless it is in writing and duly signed by both Parties.

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14.4. This Agreement, together with the agreement governing the US Employment Relationship, confirms and fully reflects the understanding between the Parties with respect to the matters set forth herein and therein.

14.5. It remains understood that the actual engagement of the Manager shall in any case be conditional to the fact that the latter, at the time of engagement, will be free from any obligation of any kind, including but not limited to post contractual non-competition covenants, that may bind her to her previous employer or to any other third party, or other arrangements that may in any way limit or prevent her from working for the Company, including any causes of ineligibility, incompatibility and/or forfeiture. Failure to comply with the aforesaid conditions on the date of appointment and/or of hiring, as well as at any time thereafter, shall constitute just cause for revocation and, in any event, shall invalidate any commitment of the Company towards the Manager.

15.	APPLICABLE LAW AND JURISDICTION

15.1. The Agreement is governed by Italian law.

15.2. Any disputes arising between the parties concerning the interpretation, validity, performance or termination of the Agreement will be submitted to the Courts of Milan.

/s/ Alessandro Petruzzi	/s/ Katherine Williams
The Company	The Manager

For specific approval of the following clauses of the Agreement pursuant to Sections 1341 and subsequent of the Italian civil code: 3. (Term of the Office); 4. (Termination agreement); 6. (Fixed Compensation); 8. (Good Leaver / Bad Leaver provisions and connection clause); 9. (Exclusivity); 10. (Secrecy and Confidentiality Obligations); 11. (Intellectual Property); 12. (Non-Disparagement Clause); 13. (Non-solicitation clause); 14. (Miscellaneous); 15.2 (Jurisdiction).

/s/ Katherine Williams
The Manager

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